SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of  September 2006

Vannessa Ventures Ltd.

(Translation of registrant’s name into English)

000-30462

(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

(Registrant)

Date: September 5, 2006

By:

/s/ Cameron B. Boyer

Name: Cameron B. Boyer

Title:   Controller

EXHIBIT INDEX

Exhibit

Description

1.

News Release, 5 September 2006 - English

Vannessa Ventures Ltd.

Suite 220, 1010 - 1st Street S.W.

Calgary, AB   T2R 1K4

Tel:  (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

September 5, 2006	SYMBOL: VVV

VANNESSA ENTERS PRINCIPLES of AGREEMENT with SHOREHAM

Vannessa Ventures Ltd. (the “Company”) – The Company is pleased to announce that it has entered into a “principles of agreement” with Shoreham Resources Ltd. of Toronto (“Shoreham”) in order to accelerate the exploration and development of the Marudi Mountain and Paint Mountain prospects in Guyana.

Under the terms of the agreement, subject to due diligence, the Company will grant Shoreham the option to earn an initial 50% working interest in the Marudi Mountain Gold project by completing $2,000,000 US in exploration and qualified project management expenditures during a 3 year period, and may earn an additional 25% by completing an additional $2,000,000 in exploration and development work prior to the fourth anniversary of completion of due diligence review.

Under Shoreham’s direction and supervision, exploration will focus on expanding known gold resources at both the Marudi and Paint Mountain prospects with a view to identifying additional mining opportunities and to provide a 43-101 compliant resource report.  The Company is of the view that this course of action provides the best opportunity for early expansion, definition and development of the Marudi/Paint Mountain gold resource.

The principles of agreement separately provides an option for the sale of 100% of the Company’s under performing Potaro assets to Shoreham under predefined terms.

The transaction, subject to successful completion of due diligence, and execution of a definitive agreement between the Company and Shoreham Resources Ltd. will provide Vannessa Ventures Ltd. the opportunity to focus on the Crucitas gold mine development in Costa Rica that is currently in the predevelopment phase.

John Morgan, President

Vannessa Ventures Ltd.

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."